Principal Funds, Inc. 711 High Street, Des Moines, IA 50392 515 247 5111 tel
August 23, 2019
Via EDGAR
Ms. Mindy Rotter
Ms. Alison White
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington D.C. 20549

RE:	Principal Funds, Inc. (the "Registrant")
Registration Statement on Form N-14
Pursuant to the Securities Act of 1933
Registration No. 232791
Dear Ms. Rotter and Ms. White,
On behalf of the Registrant, this letter responds to Ms. Rotter’s accounting comments communicated to Megan Hoffmann, Graham Langwith, Anna Minner, Kathy Richie, and me by telephone on August 7, 2019 and Ms. White’s legal comments communicated to me by telephone on August 19, 2019. The Registrant will make changes in response to your comments in the Registrant’s Definitive Filing on Form 497 for the Proxy Statement/Prospectus related to the reorganization of the LargeCap Growth Fund (the “Acquired Fund”) into the LargeCap Growth Fund I (the “Acquiring Fund”). Capitalized terms used herein shall have the meanings ascribed to them in the Registration Statement, unless otherwise defined herein.
Comment 1. In the sections titled “The Reorganization” and “The Proposal - Board Consideration of the Reorganization,” please add further disclosure to describe how the investment selection processes differ between the portfolio management teams of the Acquiring Fund and Acquired Fund.
Response: The Registrant will make the requested disclosure.
Comment 2. Please explain supplementally the status of the separate account merger. That is, if it has a high likelihood to occur, then the staff may be comfortable with its inclusion in this N-14. However, if the likelihood of it occurring is uncertain, then there is a concern that saying these additional assets (and the increased assets under management that will come from them) will be misleading. Please advise or revise.
Response: Principal Global Investors, LLC, the Acquired Fund and Acquiring Fund’s investment advisor, believes the likelihood of the separate account merger is high. In the event the separate account merger does not occur, the Registrant’s Board of Directors will likely reconsider the Reorganization.

Comment 3. Please also explain supplementally this language: “the separate account does not directly invest in the Acquired Fund."  What does "not directly" mean, and why are the separate account’s net assets not included in the Acquired Fund’s assets under management?
Response: The Acquired Fund Stand Alone Separate Account is a separately managed account that has the same investment objectives, strategies, and sub-advisor as the Acquired Fund. However, it does not own any shares of the Acquired Fund and, therefore, its assets are not included in the Acquired Fund’s assets under management. In contrast, the Acquiring Fund Separate Account is a separately managed account that invests only in the Acquiring Fund. It owns shares of the Acquiring Fund and, therefore, its assets are included in the Acquiring Fund’s assets under management.
Comment 4. Please explain how this "indirect ownership" is going to affect the assets under management. This "indirect ownership" is going from zero assets under management of the Acquiring Fund to having some value in the Acquired Fund (after the transaction). Is this a dilution concern?
Response: The Registrant respectfully declines to make any changes. The Registrant currently discloses, in the sections titled “The Reorganization” and “The Proposal - Board Consideration of the Reorganization,” that the Board of Directors has concluded “the interests of existing shareholders of each Fund will not be diluted as a result of the Reorganization.” The increase in the Acquiring Fund’s assets under management due to the separate account merger is not expected to negatively impact the value of an Acquired Fund shareholder’s shares post-Reorganization.
Comment 5. Please clarify whether either fund invests in foreign securities and whether there is a limit on such investments.
Response: The Registrant will make the requested disclosure.
Comment 6. In the section titled “The Proposal - Fees and Expenses of the Funds - Shareholder Fees,” please include the pro forma shareholder fees or, alternatively, indicate that the pro forma shareholder fees are exactly the same as the Acquiring Fund and/or Acquired Fund shareholder fees.
Response: The Registrant will make the requested disclosure.
Comment 7. Please consider revising the section titled “The Proposal - Fees and Expenses of the Funds - Annual Fund Operating Expenses” so that the Acquired Fund, Acquiring Fund, and pro forma fees and expenses are presented on the same page for all share classes.
Response: The Registrant will make the requested revision.
Comment 8. Please confirm supplementally that the fees presented in the section titled “The Proposal - Fees and Expenses of the Funds” are current fees in accordance with Item 3(a) of Form N-14.
Response: The Registrant confirms that the fees presented in the section titled “The Proposal - Fees and Expenses of the Funds” are current fees in accordance with Item 3(a) of Form N-14.
Comment 9. In the section titled “Information About the Reorganization - Plan of Acquisition,” please disclose what other courses of action the Board of Directors might consider if the Plan of Acquisition is not approved.
Response: The Registrant will make the requested disclosure.
Comment 10. In the section titled “Information About the Reorganization - Description of Securities to Be Issued,” please clarify the “differences in rights” among different classes of shareholders.
Response: The Registrant will make the requested disclosure.
Comment 11. Please update the capitalization table to a date within 30 days of the filing date.
Response: The Registrant respectfully declines to make the requested revision. Item 4(b) of Form N-14  does not require the pro forma capitalization to be within 30 days of the filing date.  Item 14 of Form N-14 provides that pro forma financial statements need not be prepared if the net asset value of the company being acquired does not exceed 10% of the registrant’s net asset value, both of which are measured as of a specified date within 30 days prior to the filing date, but the 30-day requirement in Item 14 does not relate to the pro forma capitalization. As such, we believe that the current disclosure meets the applicable requirements, and we respectfully decline to make any change in response to your comment.

Comment 12. Please move the following sentence from the “Capitalization” section to the “Information About the Reorganization - Federal Income Tax Consequences - Capital Gains from Disposition of Portfolio Securities” section: The estimated taxable gain (net of estimated expenses and brokerage commissions) would be approximately $67,107,000 ($0.68 per share) on a U.S. GAAP basis.
Response: The Registrant will make the requested revision.
Comment 13. In the section titled “Additional Information About Investment Strategies and Risks” under Active Management, please remove the following sentence if not applicable to the Acquired Fund or Acquiring Fund: Typically, small-cap, mid-cap, and emerging market equity funds are more susceptible to such a risk.
Response: The Registrant will make the requested revision.
Comment 14. In the section titled “Additional Information About Investment Strategies and Risks” under Liquidity, please remove the following sentence if not applicable to the Acquired Fund or Acquiring Fund: Funds with principal investment strategies that involve securities of companies with smaller market capitalizations, foreign securities, and derivatives or securities with substantial market and/or credit risk tend to have greater exposure to liquidity risk.
Response: The Registrant will make the requested revision.
Comment 15. In the section titled “Additional Information About Investment Strategies and Risks,” rather than presenting the risks in alphabetical order, please re-order them so principal risks are listed before non-principal risks.
Response: The Registrant respectfully declines to make the requested change, as it is not aware of any requirement in Form N-1A or Form N-14 that a fund’s risks be set forth in any particular order. Moreover, the Registrant believes investors can locate the risks more easily when they are in alphabetical order.
Comment 16. In the section titled “Additional Information About Investment Strategies and Risks,” please move non-principal risks to the Statement of Additional Information.
Response: The Registrant respectfully declines to revise the disclosure, as non-principal strategies are clearly labeled, and this is the format used by all of Registrant’s funds. See Form N-1A General Instruction C.3.(b), which states: “A Fund may include, except in response to Items 2 through 8, information in the prospectus or the SAI that is not otherwise required…so long as the information is not incomplete, inaccurate, or misleading, and does not, because of its nature, quantity, or manner of presentation, obscure or impede understanding of the information that is required to be included.”
Comment 17. In the section titled “Additional Information About Investment Strategies and Risks” under Equity Securities, please remove disclosure related to Small and Medium Market Capitalization Companies and Value Stock if not applicable to the Acquired Fund or Acquiring Fund.
Response: The Registrant respectfully declines to revise the disclosure, as non-principal strategies are clearly labeled, and this is the format used by all of Registrant’s funds. See Form N-1A General Instruction C.3.(b), which states: “A Fund may include, except in response to Items 2 through 8, information in the prospectus or the SAI that is not otherwise required…so long as the information is not incomplete, inaccurate, or misleading, and does not, because of its nature, quantity, or manner of presentation, obscure or impede understanding of the information that is required to be included.”
If you have questions or comments, please call me at 515-247-5419.
Sincerely,
/s/ Laura B. Latham
Laura B. Latham
Assistant Counsel and Assistant Secretary, Registrant